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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                     FORM 12b-25
                              SEC File Number: 0-28868

                            NOTIFICATION OF LATE FILING

 (Check One) / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q / / Form N-SAR / /

                         For Period Ended: December 31, 1998

   [  ]     Transition Report on Form 10-K
   [  ]     Transition Report on Form 20-F
   [  ]     Transition Report on Form 11-K
   [  ]     Transition Report on Form 10-Q
   [  ]     Transition Report on Form N-SAR
              For the Transition Period Ended:
                                              ----------------------------------

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.


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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Full Name of Registrant:         Leading Edge Packaging, Inc.
                        --------------------------------------------------------


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Former Name if Applicable

Address of Principal Executive
Office (Street and Number): Empire State Building, 350 Fifth Avenue, Suite 3922
                           -----------------------------------------------------

City, State and Zip Code:   New York, NY 10018
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                          PART II - RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
    [ X ] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

     For purely logistical reasons, the Company was unable to complete the Edgar filing of its Quarterly Report on Form 10-Q by the end of business on February 16, 1999. The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete the filing of its 10-Q in as expeditious a manner as possible in light of the circumstances described above. The Company, therefore, requests an extension within which to file its Form 10-Q for the three months ended December 31, 1998 of five calendar days following the prescribed due date as indicated in
Part II (b) of the Form 12b-25, although the Company expects to complete filing of its Form 10-Q by February 17, 1999.

                            PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Casey K. Tjang                        (732)225-6868
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                 (Name)                       (Area Code) (Telephone Number)

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(2)       Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been
          filed?  If answer is no identify report(s).  /X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?   /X/ Yes   / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     LEADING EDGE PACKAGING, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 16, 1999                 By:  /s/ Casey K. Tjang
                                           -------------------------------------
                                             Casey K. Tjang, President and Chief
                                             Financial Officer (Principal
                                             Accounting Officer)




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                                     ATTACHMENT

Question (3) of Item IV:

     Net sales for the nine and three months ended December 31, 1998 were approximately $5,628,000 and $1,437,000, respectively, reflecting a $3,415,000 or 75% decrease from approximately $9,043,000 and a $1,825,000 or 56% decrease from approximately $3,262,000 for the same period ended December 31, 1997. Loss for the third quarter ending December 31, 1998 represents a loss of $1.74 per share or a loss of $1.70 per share for the nine-month period ended December 31, 1998.

     The decline resulted from significant losses for the period ended December 31, 1998 due to a sudden disruption of production at, and delivery of merchandise from, the Company's China joint venture, during the 1998 holiday season. Management has taken measures to safeguard and preserve the Company's business viability and to continue to serve its customers. The Company has established a new production facility in China and has resumed production of its products at that facility. The Company expects the new facility to be fully operational by the end of March 1999.